Exhibit 99.1

Boqii Holding Limited Announces Transfer to NYSE American

SHANGHAI, Oct. 2, 2023 /PRNewswire/ -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, announced today that it will transfer the listing of its American Depositary Shares from the New York Stock Exchange to NYSE American LLC (“NYSE American”). The Company received the approval for listing from the NYSE American on October 2, 2023. The Company expects its American Depositary Shares to begin trading on the NYSE American on or about October 5, 2023 under its current ticker symbol of “BQ.”

In connection with the listing transfer, the Company will voluntarily delist its American Depositary Shares from the New York Stock Exchange (the “NYSE”) and its current trading on the NYSE will continue until the delisting is complete on or about October 22, 2023.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. The Company is the leading online destination for pet products and supplies in China with its broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. The Company’s online sales platforms, including Boqii Mall and its flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. The Company’s Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.